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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Carso

*CURRENT ADDRESS

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PROCESSED
JUL 23 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3175 FISCAL YEAR 12-31-01

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OICF/BY: dle

DATE : 7/18/02

Anual Report 2001
Grupo Carso



Index

Eros



In Hesiodic theogony, Eros is one of the great constituent beginnings of the universe, a contemporary of chaos. He is responsible for the cohesion of the world and the continuity of the species. To be able to understand him, we must seek a philosophical conception in him.

He is the son of Venus and Mars (Vulcane), although some authors such as Pindaro and Cicero attribute his paternity to Jupiter or Mercury.

In art he is represented in two forms: as a child with wings, mischievous and irresponsible, or as a gentle winged youth (never as an adult). In either of these two cases, he has wings to flee whenever he desires—he cannot be captured. He is nude to demonstrate his innocence and sometimes is portrayed with a crown of roses, the emblem of elusive pleasures.

Throughout the history of art, innumerable allegories and representations of this god have been made: sleeping love, snaring love, blind love, accompanied by madness, captive love, or sitting atop a lion, demonstrating the great power he has over wild creatures.

Museo Soumaya

Secret love.
Attributed to Antonio Rossetti.
XIX Century.
Marble.

Among other things, what makes the marble piece in the Soumaya Museum so special is that generally blind love is represented with a cloth placed over the eyes (the same as the representation of Christian faith), because love does not see faults in the loved one, and it is deposited in a religious act of faith. What we have here is secret love. Eros is seated upon the remains of an ash tree, which undoubtedly has supplied innumerable darts to his quiver; the bush and the wild fungi remind us of the irrationality of his origin. He has just sat down, lost his balance and is wound up with this gauze (which could be a substitute of the characteristic roses, emblem of elusive pleasures).

He is barely a boy, he plays with us, he covers himself purposely, uncovering when least expected. He has the hint of a smile under the gauze. Eros distracts our attention showing us his charms to trap us; we do not realize that he is hiding his weapons in his left hand: three sharp arrows ready to do his will. Secret love is that which one day, after much time, reveals itself because it has concealed much, because it has hidden so that no one might see it, because of egotism, because of terrible fear. In the nineteenth gardens, loves hidden among bushes, fountains, kiosks or facades were frequently found.

Nature and natural phenomena were, for romantic thinking, the cause of love among human beings (dawn and dusk, the elusive stars, the wind rustling through the leaves, the sand under the feet, the bark of a tree between the hands, everything which we today look upon as common spaces).

Illustration, modernity and current communications media have radically transformed the idea of love, and will undoubtedly continue to do so, but no one has been and no one will be able to change the burning of its darts, its fleeting wings, its irresistible force and irremediable power.

Grupo Carso Structure



GRUPO CARSO
CONDUMEX
NACOBRE
Porcelanite
CIGATAM
Grupo Sanborns
SEARS
Sanborns
Sanborns Café
Mixup
EL GLOBO
COMP USA

The spin.off of CompUSA from Grupo Sanborns/ Grupo Carso was completed in November.

GRUPO CARSO

(Thousands of pesos as of December 31, 2001)[1]

	1999	2000	2001[2]
SALES	46,237,400	51,950,088	51,376,462
OPERATING INCOME	7,683,813	8,097,526	7,948,264
MAJORITY NET INCOME	5,585,320	2,710,847	2,484,074
EBITDA	9,635,145	10,077,779	9,806,942
TOTAL ASSETS	72,230,165	88,554,289	64,588,842
TOTAL LIABILITIES	36,011,631	54,539,609	39,916,827
STOCKHOLDERS' EQUITY	36,218,535	34,014,680	24,672,015
SHARES OUTSTANDING[3]	900,788,222	898,167,139	890,565,821
EPS	6.2005	3.0182	2.7893

1. Except for shares outstanding and EPS.
2. The spin-off of Compusa from Grupo Sanborns Grupo Carso was completed in November.
3. Weighted average.



Sales Contribution by Subsidiary

Grupo Sanborns	32.3 %
Condumex	27.6 %
Nacobre	9.5 %
Frisco	5.4 %
Porcelanite	5.0 %
Cigatam	17.1 %
Others	3.1 %



Operating Income Contribution by Subsidiary

Grupo Sanborns	35.4 %
Condumex	29.5 %
Nacobre	7.7 %
Frisco	4.2 %
Porcelanite	7.5 %
Cigatam	8.1 %
Others	7.6 %


1999
2000
2001

Grupo Carso, S.A. de C.V.

Figures in MnPs

	1999	2000	2001
Sales	46,237.4	51,950.0	51,376.5
Operating Margin	16.6%	15.6%	15.5%
EBITDA Margin	20.8%	19.4%	19.1%

Letter from the Chairman of the Board

To our shareholders

Economic Overview

The year 2001 was a particularly difficult one for Mexico.

Framed in the beginning of a new political administration and affected by the deterioration of the principal economic variables at the international level, particularly the recession in the United States which had been preceded by several years of consecutive growth, the Mexican economy reflected macroeconomic results below expectations forecast at the close of 2000. The Gross Domestic Product dropped by 0.3% compared with the same period of the previous year due, among other factors, to the reduction of global demand; the GDP stood at $6,395 billion constant pesos at the close of 2001.

The growth rate of the National Consumers Price Index was 4.4%, a reduction of 210 base points with respect to the 6.5% inflation forecast in the General Economic Policy Criteria (GEPC) for 2001. In December, a traditionally inflationary month, Mexico reflected an inflation of 0.14%, the lowest for the month of December ever reported by the National Consumers Price Index.

The exchange rate in 2001 held to an average $9.34 pesos to the dollar, lower than the parity taken as a reference when preparing the 2001 Federal Budget. The substantial demand for pesos resulting from the increase in Direct Foreign Investment which rose by 74% over the previous year, explains to a great extent the strength of the peso. In 2001, the deficit in the current account was US$17,457 million dollars, 2.5% of the GDP.

The trade balance registered a deficit of US$9,729 million dollars, 1.4% of the GDP, resulting from a 4.8% reduction of exports; the figure stood at US$158,547 million dollars. On the other hand, imports accounted for US$168,276 million dollars. International reserves were US$40,880 million dollars, a 22% increase over the level of year 2000.

Treasury Bonds (CETES), which act as a reference interest rate, generated an average yield of 11.3% in the 28-day term of reference, a 4 percentage point reduction compared to the same period of the previous year. Following the same trend, the Interbank Equilibrium Interest Rate (TIIE)averaged 12.8%, which compares favorably with the 17.0% of year 2000.

The variations in the international economic variables impact on Mexico, part of the highly globalized economy prevailing in the world, thus the country must maintain and consolidate its macroeconomic achievements.

Operating and Financial Results

The year 2001 was a year for consolidating operations in Grupo Carso. Greater operating efficiency was emphasized, and in the domestic market, the Group focused strongly on the retail, telecommunications, energy and construction sectors which are considered to have growth potential in the future. The Group's structure is also being simplified.

As part of the Group's redefinition, at the end of 2001 it was resolved to approve the spin-off of 51% of the CompUSA shares which were owned by GCarso through GSanborns. The separation of CompUSA was to be implemented through three consecutive transactions, the first two of which were approved by the Shareholders Meeting held in November and which referred to spin-offs at the GSanborns and GCarso level to create two completely independent holding companies named Tenedora U.S., S.A. de C.V. (Tenedora) and U.S. Commercial Corp. S.A. de C.V. (U.S. Commercial). The third, still pending consummation, is the merger into a single company of the two companies mentioned above, subsisting under the name of U.S. Commercial. Its purpose will be to hold the indirect ownership of 51% of the shares of CompUSA and initially will have cash on hand in Mexican pesos equivalent to approximately US$200 million dollars for various purposes, including the repurchase of shares. It will have no debt.

As of the approval date, each shareholder of GSanborns and GCarso is also considered to be an owner of a proportionate number of shares of the new companies.

It is considered that the spin-off will allow for greater financial and operating efficiency of GCarso and GSanborns and will focus primarily on the Mexican market; on the other hand, it will allow U.S. Commercial to have a sound structure to develop and support its retail transactions in the United States.

Despite a complicated internal economic scenario with an economy in recession, Carso registered sales of $51,376 million pesos, 1.1% below the $51,950 million pesos in the year 2000. These figures were restructured for comparison purposes, excluding the results of CompUSA both in 2001 and 2000. The net effect of the results of CompUSA is presented as discontinued operations. Operating income was $7,948 million pesos, with an operating margin of 15.5%, a drop of 1.8% compared with the previous year. Operating cash flow (Ebitda) was $9,807 million pesos, with an Ebitda margin of 19.1%.

The net debt level was $18,161 million pesos at year end, which is considered to be sound in view of the fact that the Ebitda/Net Debt ratio was 54%, representing an interest coverage of 3.1 times. In 2001, the net debt was reduced by more than $6,300 million pesos, 26% in respect to the previous year, resulting from the payment of liabilities at the subsidiary level and the separation of CompUSA. At December 2001, 62% of the debt was denominated in pesos and 52% was structured over the long term.

The challenge facing Grupo Carso is to maintain our leadership and market participation as well as good relations with our strategic partners and acknowledgment by our clients of the service and quality of our products.

It is important to continue operating in an efficient manner in a very competitive environment, that additionally considers a strong peso. We will keep seeking operating synergies in order to reduce our costs. Special attention will be given to cost and expense reduction and to a rational use of cash flow, with and adequate management of working capital, and capital expenditures. All this with the intention of strengthening our balance sheet.

At the same time we will keep track of market developments and will be ready to participate on a more dynamic economy.

I wish to thank our officers and collaborators; their creativity and dedication are fundamental in reaching our goals of constant improvement. I also thank our shareholders for their trust and patience. We will continue working in the operation of each one of the Group's companies, always seeking greater efficiency and growth with profitability.

Very truly yours,

Lic. Carlos Slim Domit
Chairman of the Board

GRUPO CONDUMEX



Superconductor cable CIDEC, Qro. Mexico.



Condumex	Figures in MnPs		
	1999	2000	2001
☐ Sales	12,845	14,545	14,179
☐ Operating Margin	16.8%	16.8%	16.5%
☐ EBITDA Margin	19.7%	19.3%	19.0%
Net Income	1,465	1,236	1,162

Grupo Condumex, S.A. de C.V.	2001vs2000
Copper cable	13.7 %
Fiber optics	-3.9 %
Installation	22.7 %
Harnesses	-0.7 %
Autoparts & Electronics	-15.5 %
Automotive cable	-20.1 %
Energy cable	-10.8 %
Capital goods	-9.2 %
Metals	-11.1 %

A contraction in the demand for products and services, greater domestic and foreign competition and a strong exchange rate in respect to the principal currencies of the world were the conditions prevailing in the domestic and foreign market in the second semester of 2001. Despite this complex environment, Condumex remained the leader in the sectors in which it participates. Integrated solutions or turnkey projects encompassing the design, manufacture, installation and maintenance in sectors such as telecommunications, energy, hydraulics and electronics have allowed Condumex to continue expanding its market. The Condumex strategy contemplates consolidating its market and focusing growth on the construction, energy and telecommunications industries, in its efforts to maintain a vanguard position in technology, efficiency in operations and financial solidity that characterize it.

Condumex sales dropped by 2.5% in respect to the previous year; sales at the close of 2001, were $14,179 million pesos compared with $14,545 million pesos in 2000. However, measured in dollars, sales and operating income in 2001 were US$1,489 million dollars and US$246 million dollars respectively, which are records in the history of Condumex. Operating income reached $2,346 million pesos, with an operating margin of 16.5%, very similar to the one for the preceding year. Cash flow generated (EBITDA) was $2,700 million pesos.

The behavior of the various divisions of Condumex was mixed in terms of production volume. In general terms, the results for the first semester of the year were more favorable, with the Telecommunications Division playing a predominant role, showing significant increases in volumes of copper cable, fiber optic cable and cable installation services and radio-frequency towers as well as the Automotive Division with automotive harnesses. The impact of the economic recession was stronger in the second half of the year and affected all the divisions. The construction industry was adversely affected, both in regard to heavy construction projects and





Extrusion Machine Condutel, San Juan del Río, Qro.

residential projects, resulting from a lack of liquidity. In the telecommunications industry, domestic clients modified their investment plans for external plant, and exports to North and South America dropped considerably. In the energy industry, bidding procedures for new projects were postponed, and the automotive industry was affected by the recession in the United States, resulting in technical work stoppages and the close of plants.

Condumex invested approximately US$41 million dollars in fixed assets for maintaining its installed capacity, modernizing certain processes and the plant for the production of radio-frequency cable for cellular phones. Investment plans for 2002 are calculated at US$50 million dollars.



Sales 2001

Telecommunications	41.0 %
Construction and energy	32.7 %
Automotive	26.3 %



Operating income 2001

Telecommunications	47.7 %
Construction and energy	28.2 %
Automotive	24.1 %

Condumex registred record revenues of $1,489mm USD, during 2001



Structural cable production, coaxial cable and RF for cellular telephony.



Nacobre — Figures in MnPs

	1999	2000	2001
Sales	5,644	5,806	4,875
Operating Margin	14.0%	12.5%	12.6%
EBITDA Margin	18.9%	17.3%	17.6%
Net Income	356	226	(49)



Sales Volume — (000's Tons)

	1999	2000	2001
Copper	83,192	87,303	82,115
Aluminum	73,552	69,059	61,985
PVC products	34,123	36,014	33,550

INDUSTRIAS NACOBRE

The worldwide recession and its impact on the Mexican economy, as well as the strength of the Peso in respect to the Dollar and the drop in the international price of metals were the factors that affected the results of Nacobre in the period under comment. As a result of the foregoing, invoiced volumes dropped, however cash flow coming from operations rose by 29.9% over the year 2000, generating $583.9 million pesos during the period. This was achieved by the measures taken to implement additional operation efficiency, such as the 23.2% inventory reduction and a 15% reduction in accounts receivable. As a result, the debt of the Group diminished by $318 million pesos, a 9.17% reduction compared with the close of 2000.

Sales of Grupo Nacobre reached $4,874.6 million pesos, at the close of 2001, 16% less than during the year 2000. Operating income also dropped by 15.3% in respect to the previous year, standing at $613.9 million pesos during the period under comment.

For the copper division notwithstanding increased sales volumes in the construction sector which offset the contraction of the export market, total sales dropped by 15.2% compared with the previous year, as a result of a 13.6% reduction in the international prices of copper (COMEX) as well as a 5.9% reduction in volume invoiced. We continued expanding our portfolio of clients in the domestic market and with that, our coverage. As a result, operating income was $388 million pesos, 21.8% lower than the previous year, with an operating margin of 14.2% compared with the 15.4% of the previous year.

Sales of the Aluminum division amounted to $1,669 million pesos, a drop of 15.1% compared with the previous year. The main reason for this drop was the closing of a production line in our Veracruz plant as of the second semester of the year. On the other hand, sales of aluminum foil both for industrial and domestic use rose; our brand ALUPAK reflected higher figures than those of previous years. We also had a good participation in aluminum profiles sales for monumental works, thereby increasing our presence in the largest and most modern works being carried out in Mexico. The international



Copper, Aluminum and PVC products.



price of aluminum dropped by 6.8%, however the operating income of the Aluminum division was $118.6 million pesos, a substantial 88% increase over the previous year, resulting from a focus on the production of value added merchandise.

The P.V.C. Division was affected by the low volume of public spending in hydraulic infrastructure, particularly during the first semester of the year. The sales volume was 6.8% lower than that of the previous year which, together with a 16.1% reduction in the average price of resin (ICISLOR), resulted in a reduction in sales of 23.7% compared with the results of the year 2000; consequently, in the period under comment, this Division reported sales of $468.5 million pesos.

In 2001, Grupo Nacobre invested US$24 million dollars in fixed assets, 61% of capex was allocated to increase installed capacity and develop new products, and 24% in equipment to increase productivity in the Copper and Aluminium divisions.



Sales 2001

Copper	56.1 %
Aluminum	34.2 %
PVC products	9.6 %



Electronic Microscope for analysis of materials.



Operating Income 2001

Copper	63.2 %
Aluminum	19.3 %
PVC products	17.5 %

Aluminun Sheet production at Almexa, Edo. de Mexico, Mexico.



Porcelanite





Ceramic tile production process.



Porcelanite — Figures in MnPs

	1999	2000	2001
☐ Sales	2,623	2,741	2,588
☐ Operating Margin	30.3%	28.6%	22.9%
☐ EBITDA Margin	38.9%	37.4%	31.4%
Net Income	467	266	394

Porcelanite participated actively in the construction industry in 2001 and held its place as the leader in the domestic ceramic tile market, with a market participation of more than 40%.

The capacity of the domestic industry continued to grow throughout the year which, added to an increase of imported products resulted in a surplus supply with pressure on the average price per square meter which in real terms at year end dropped by 8.3% compared with the close of 2000. In April, the weighted average prices of Porcelanite rose by 5%, but this increase was insufficient to offset the generalized price drop. The conditions prevailing in the industry forced Porcelanite to increase its promotional activities, particularly at points of sale; it built more than 150 display rooms at the premises of its distributors during the year.

As projected, the new plant at San Jose Iturbide, Guanajuato was opened in the third quarter of the year to service all the market segments, but focusing primarily on the medium and high segments. The only plant existing in Latin America for the manufacture of heavy duty durable products known as enameled porcelanato, it has a capacity of 600,000 square meters a month, and it is located just 500 meters from the clay mine, which lowers the cost of hauling raw material. It was decided in November 2001 to temporarily close the facilities of the Pavilion 1 plant located in Tlaxcala; the plant has a capacity of 400,000 square meters a month.

Volumes rose by 3.0% over the previous year, producing 48.4 million square meters against the 46.9 million in 2000. Sales registered at $2,588 million pesos, with a 22.9% operating margin, a reduction of 5.6% and 24.6% respectively in respect to last year. The drop in sales and margins is explained mainly by the drop in real terms of the average sales price not offset by greater sales volumes, higher production costs resulting from



San José Iturbide, Gto. plant, with installed capacity of 7mn m2/year.

the impact of pre-operating expenses of the new plant, and extraordinary expenses related to the close of the Pavilion 1 plant.

Investments in fixed assets were US$37 million dollars, allocated primarily to finish the San Jose Iturbide plant and begin the construction of a factory to manufacture tile glue and adhesives, which is to be called Technokolla de Mexico, S.A. de C.V., and which will start up operations in the first quarter of 2002.

Sales Volume and Market Share

	1999	2000	2001
Sales Volume (Mn m)	43.7	47	48.4
Market Share	39.7%	40.9%	40.6%

Installed Capacity (Mn m)

	1999	2000	2001
Installed Capacity	44.3	51.8	63.1



Exhibition store, Porcelanite, Mexico, City



Frisco Figures in MnPs

	1999	2000	2001
☐ Sales	2,215	3,394	2,751
☐ Operating Margin	12.4%	11.2%	12.0%
☐ EBITDA Margin	24.0%	20.2%	21.6%
Net Income	186	(255)	(129)

Empresas Frisco, S.A. de C.V.

	2001	% var vs. 2000
Milling (000 tons)	1,017	-46.9 %
Gold (000 oz)	34	-68.4 %
Silver (000 oz)	2,115	-25.0 %
Lead (000 tons)	11	-23.7 %
Zinc (000 tons)	43	-10.6 %
Hydrofluoric Acid (mn. lbs)	149	-17.4 %
Tons / Km (mn.)	5,279	-1.4 %

Frisco registered sales at the close of 2001 of $2,751 million pesos, a 19% reduction in comparison with last year. Operating income rose to $330 million pesos, 13% less than in 2000, with a 12% operation margin against 11.2% for the previous year. These results are the consequence of the strength of the Peso with respect to the Dollar and the low price of metals. Moreover, the figures cannot be compared inasmuch as two mines that were operating in 2000 were temporarily closed down in 2001.

Ferrosur reduced its volumes transported during the year, with a 1% decrease in sales and an operating margin of 17%, in comparison to the 18% level during the year 2000.

The segments that showed the highest growth during the year were agriculture, industry and the automotive industry. In association with CG Railway, during the year Ferrosur began operating a rail-barge that covers the Coatzacoalcos, Veracruz - Mobile, Alabama route, offering new transportation alternatives to its clients between Southeastern Mexico and the Eastern Coast of the United States of America.

On January 25, 2002, Empresas Frisco, Sinca Inbursa and Grupo Mexico, through their subsidiary Infraestractura y Transportes Mexico, S.A. de C.V. (ITM) executed a Partnership Agreement whereby they will transfer the Ferrosur shares to ITM and will subscribe shares representing 20% of the capital stock of ITM. The execution of the definitive agreements and all other documents required to implement said partnership are subject to obtaining the necessary government authorizations and approvals.

The announced partnership will imply significant synergies and greater efficiency to the benefit of users of rail transportation, rendering the operation of both railroads, Ferromex and Ferrosur feasible under a single administration, and offering services


FERRO SUR

Pacific route Mexico-Veracruz.

EMPRESAS FRISCO

to users on continuous and direct routes among four Pacific ports and four ports on the Golf of Mexico, and among the latter with five border cities in the United States of America, besides integrating the Mexico-Guadalajara-Monterrey industrial triangle and the Bajio region, as well as the industrial corridor of Southeastern Mexico, Coatzacoalcos-Veracruz. In addition, the partnership will facilitate the expansion of the infrastructure and multi-modal transport services and the port and inter-modal operation.

Quimica Fluor reported sales of $606 million pesos, 19% lower than the previous year, due mainly to a drop in the demand for hydrofluoric acid which resulted in a 17% reduction in production volumes. On the other hand, the mining division reported the lowest production level in its history. The San Francisco del Oro and San Felipe Mines were closed temporarily, upon a consideration that the extraction of the mineral at current prices was untenable. Tayahua is the only mine operating at the present time, registering increased production levels with high ore grades.

Investments in fixed assets in 2001 were US$19 million dollars, allocated mainly to rail maintanance in Ferrosur, the expansion of the processing plant of Minera Tayahua and equipment replacement.



Lixiviation colums at Frisco.



Sales 2001

Railroad	60.7 %
Chemical	22.0 %
Mining	17.3 %



Operating Income 2001

Railroad	88.3 %
Chemical	23.1 %
Mining	-11.4 %

Ferrosur reported volume growth with operating efficiencies

Papaloapan bridge, Mexico City-Veracruz route.



Cigatam
Philip Morris de México







Tabacos Desvenados; tobacco production technics.

Cigatam & Philip Morris	Figures in MnPs		
	1999	2000	2001
☐ Sales	9,659	11,213	12,360
☐ Operating Margin	18.9%	19.2%	19.4%
☐ EBITDA Margin	21.0%	21.2%	21.3%
Net Income	1,222	1,360	1,444



Marlboro's Market Share			
☐ Market Share	34.9%	39.1%	42.4%

Cigatam – Philip Morris Mexico, supported by its experienced management team, with leading edge technology and an adequate commercial strategy, continued its SOM growth through the year 2001, consolidating its leadership within the national market.

In order to improve the quality of its products, and to comply with local and international regulations, during the past years Cigatam has made several investments in its primary and secondary processes, as well as on expanded tobacco. Such investments allow further tobacco blend precision that result in a more competitive product.

Volume SOM grew form 55.9% in 2000, to 58.3% in 2001. This is equivalent to 240 base points growth during the year while total market grew only by 140 base points since the year 2000.

Cigatam – Philip Morris' share grew 170 base points on its high price segment, reaching 75.9% compared to 74.2% the previous year. The low price segment SOM grew from 53.7% to 55.4%. Strength in these segments resulted from solid performance of strong brands like Marlboro, Benson & Hedges, Delicados and Faros. Finally, medium price segment dropped from 13.2% to 12.1%.

Marlboro brand continued to grow its SOM reaching 42.4%, compared to 39.1% during 2000. Its Mexico City SOM reached 56.5%. In July 2001, Parliament was launched as means to bring another option to high price segment adult consumers.

Cigatam – Philip Morris' combined financial results, from which 50% represent the value for Grupo Carso, grew during 2001 by 6.1% compared to 2000, reaching $1,443.7 million pesos, with an operational margin of 19.4% which favorably compared to the 19.2% reached last year. Operational cash flow reached $1.846 million pesos, a 3% growth compared to 2000.



Marlboro coverage at point of sale.

Cigatam results which are consolidated in a 100% basis within Grupo Carso, reached sales levels of $8,804.2 million pesos, with an operational margin of 7.8%, which represented an increase of 9.3% and 3.6% versus 2000, respectively.

In September 2001, prices increased by 8.1% due to a $1.00 peso price increase on medium and high price segments and $0.50 on the low price segment.

Fixed asset investments during 2001 reached approximately $20 million dollars, basically from investments on machinery and equipment.

Since January 1st, 2002, an increase of the excise tax on cigarettes was included on the fiscal reform, establishing the following excise tax rates for the fiscal periods 2002, 2003, 2004 and 2005: For filter cigarettes 105%, 107%, 110% and 110% respectively. For non-filter cigarettes 60%, 80% 100% y 110% respectively.

Market Share by Segment

	1999	2000	2001
High	72.3%	74.2%	75.9%
Middle	14.4%	13.2%	12.1%
Low	52.8%	51.7%	55.4%

1999 2000 2001

Total volume and Market Share

	1999	2000	2001
Cigarrete Production (bn cigarretes)	49	48.7	49.2
Market Share	53.5%	55.9%	58.3%



Delicados campaign, foccussed to the middle/low segment.

Sanborns Hermanos faced heavy competition in its stores as a result of promotional activities carried out by the retail sector as a whole. The unique concept of Sanborns places it in a position where it competes with department stores, drugstores, bookstores, restaurants and bars. Sanborns has been able to satisfactorily meet this challenge and has implemented strategies to adapt the traditional concept of the store while maintaining its place among consumers as the preferred and accessible place for shopping, for dining out or as a place to hold business meetings or social gatherings.

In 2001, Sanborns expanded its presence in the market by opening 7 Sanborns Stores and 7 music stores. As a result, its sales area increased by 7.5%, distributed in the formats of Sanborns, Sanborns Café and music stores.

Combined sales for the year reached $7,410 million pesos which, compared with the $7,234 million pesos from the previous year represents a 2.4% growth in real terms. Combined same store sales in 2001 dropped 2.1% in comparison with the previous year. The combined operating margin was 12.2%, 110 basis points lower than the previous year, resulting mainly from increased promotional activities.

During the year, Sanborns carried out various promotions, responding to the promotional activities being carried out by the rest of the industry. These promotions resulted in higher traffic in the stores and allowed for renewing inventories, offering the newest products available in the market. Sales for the year rose by 2%, reaching $5,709 million pesos, with an operating margin of 12.2%.



Sanborns, Sanborns Café and Music Stores

Figures in MnPs

	1999	2000	2001
☐ Sales	6,708.7	7,234.1	7,409.7
☐ Operating Margin	14.9%	13.3%	12.2%
☐ EBITDA Margin	18.3%	16.6%	15.3%
Net Income	604.0	596.6	569.5



View of Palacio de Bellas Artes from Sanborns Azulejos.

Grupo Sanborns

Sales dropped in Sanborns Cafés and in the Sanborns food and beverage division as a result of an increase in the market of restaurants and bars, as well as food stands in the informal economy. There was a 6.0% increase in seating capacity in respect to last year with the opening of new establishments throughout the year.

Points of presence

	1999	2000	2001
Sanborns	105	109	116
Sanborns Café	32	33	33
Music Store	52	56	60



Sanborns Azulejos, down town Mexico City.

Sanborns opened 7 stores during the year, reaching 116 stores

Vistas interior Sanborns Plaza Cuicuilco, México, D.F.


OTOS


SEARS
Sears Santa Fe, Mexico City.



Sears Figures in MnPs

	1999	2000	2001
☐ Sales	6,931.8	7,752.4	8,334.2
☐ Operating Margin	18.3 %	18.9%	19.1%
☐ EBITDA Margin	21.3%	21.6%	21.6%
Net Income	662.0	696.6	795.5

Sears completed another year of commercial success, with same store sales increases of 5.6%, two new openings, 17% increase in its credit portfolio and operation efficiency reflected in higher sales, operating margins and generation of cash flow. In December, the strategic alliance and solid business relation with Sears Roebuck and Company as a minority partner of the company was ratified; the trademark agreement was extended for 10 years as of April 2002, as a result of which Sears Roebuck de México is entitled to use the Sears name both in its business name and its stores, as well as to exploit brands such as Craftsman and Kenmore. The cost of the license will be 1% of annual income from the operation.

Consolidated sales in 2001 were promoted with advertising campaigns, always in coordination with the suppliers, offering discounts on merchandise, deferred payments or term financing with no interest.

59.7% of the sales were made by using the Sears card as the payment medium, which reflected a year end balance of $4,141.6 million pesos, with a total of 757.7 thousand active accounts and past due loans of only 1.61%. The average balance per account-holder was $ 5,500 pesos, which is 10.8% higher than the previous year.

Consequently, consolidated sales rose by 7.5% over the previous year, standing at $8,334 million pesos. Operating income reached $1,594 million pesos against $1,463 million pesos in 2000, representing an operating margin of 19.1% slightly higher than the 18.9% registered one year ago. The generation of cash flow was $1,800 million pesos, representing an EBITDA margin of 21.6% against $1,672 million pesos in 2000 with an equivalent EBITDA margin.



Sears department store.

and another in the city of Torreon during the year, raising the number to 45 stores throughout Mexico. With these openings sales space increased by 6.5% in respect to the previous year. Plans are to open another store in the city of Querétaro in 2002.

Loan Portafolio

	1999	2000	2001
Portafolio Mn. Ps	2,988.5	3,586.2	4,141.6
Past Due Loans	1.56%	1.47%	1.63%



Pole Position at SEARS

The consolidated results of Grupo Sanborns registered sales of $16,595 million pesos with an operating margin of 16.9%, compared to sales of $15,738 million pesos and an operating margin of 16.3% last year. In 2001, 38 points of sale were opened through the different formats. On comparable bases, the results are good for the retail formats in Mexico, as a result of consumer dynamics.

In 2001, investments in fixed assets amounted to more than US$70 million dollars, which were applied to the organic growth of each one of the retail formats and the remodeling of stores, bakeries and shopping centers.

In September 2001, Grupo Sanborns began a process aimed at separating the sum total of shares issued by CompUSA held by GSanborns, which represent 51% of the capital stock of CompUSA, to create, upon conclusion of the process, a new public company, the holder of said shares. The purpose of the transaction is to achieve greater operating and financial efficiency in the Group companies and create U.S. Commercial Corp., a controlling company engaged in operating and investing in businesses in the retail sector of the United States of America.

Upon conclusion of the foregoing in November, GSanborns is independent of CompUSA and ceased its consolidation. Public investors will receive shares from U.S. Commercial Corp., the equity of which will consist basically of 51% of the shares of CompUSA, plus the equivalent in domestic currency of US$200 million dollars in cash.



Grupo Sanborns — Figures in MnPs

	1999	2000	2001
☐ Sales	14,076.5	15,783.3	16,595.4
☐ Operating Margin	16.8%	16.3%	16.9%
☐ EBITDA Margin	20.3%	19.7%	20%
Net Income	1,310.9	1,017.8	1,184.0



El Globo, quality and tradition in Mexico.


Mixup

EL GLOBO

Sales of El Globo bakery chain in 2001 reached $745 million pesos, representing a 6.4% growth over the year 2000. The operating margin was 17.0%.

El Globo continued to increase its market share during the year, opening 22 points of sale, either through stores or in other formats in shopping centers. In addition, there was progress in the construction of a new plant in Mexico City, with which installed capacity will be increased.

The music store division operates various formats targeted at different market segments. MixUp and No Problem are focused on the high retail segments and Discolandia and Feria del Disco to the medium/low wholesale segment. Sales rose by 2.3% over the year 2000, with an operating margin of 6.8%.


1999
2000
2001

El Globo	1999	2000	2001
Figures in MnPs			
Sales	602.9	700.3	745.2
Operating Margin	9.8%	15.4%	17.0%
EBITDA Margin	1.5%	20.2%	22.0%
Net Income	9.0	74.3	76.1



Mixup Store.

Mixup, music and entertainment stores.





CompUSA, Greenville, S.C.



Compusa — Figures in MnUSD

	Mar-Dec 2000	2001
☐ Sales	4,016.9	4,110.7
☐ Operating Margin	1.0%	-0.3%
☐ EBITDA Margin	2.4%	1.1%

Net accumulated sales at the close of 2001, excluding discontinued operations, reached US$4.1 billion dollars. Sales were affected by the economic recession in the United States and by the drop in sales following the terrorist attack of September 11th. Same store sales dropped by 14% in comparison with the same period of previous year. The gross margin was 18.8%. The operating income for 2001 reflected a loss of US$13.6 million dollars with an operation margin of 0.3%. The operation loss is explained by the economic slowdown and by aggressive promotional activity during the second quarter of the year.

CompUSA included in its sales mix value added products and services, targeted at retail business, in an effort to offer integrated solutions in technology. As part of this effort, a restructuring plan was announced. The objective of the plan was to support direct sales commercial efforts through stores and with sales groups at the national level which, according to projects, will increase margins, improve productivity and result in operating efficiency, that will represent savings of approximately US$30 million dollars a year. In addition, CompUSA sold its Call Center Division for US$105 million.

During the second semester of 2001, CompUSA received from its shareholders GSanborns and America Movil a permanent capital infusion of US$50 million to pay for liabilities and operating issues.

CompUSA and America On Line (AOL) announced a strategic alliance to promote access to Internet and other interactive technologies among consumers in the United States of America. As part of the alliance, CompUSA will promote interactive services in its stores, and in exchange, AOL will provide the infrastructure to promote CompUSA products and services. In addition, AOL granted funds to CompUSA to construct AOL exhibition modules as part of the relay program of CompUSA stores.

The remodeling and relay plan of the stores ended in November 2001, just before the beginning of


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CompUSA Store.

the Christmas and New Year's season. The investment of approximately US$24 million was funded to a great extent with money from the suppliers. The results of the remodeled stores have been satisfactory, providing a better shopping experience to its customers. CompUSA opened 3 superstores under the traditional format and four stores under a new format, «Cozone by CompUSA». The concept is that of a smaller store, offering the newest in consumer electronics technology, communications and portable computers.

Sales Breakdown

Hardware	58.2 %
Software	17.4 %
Accessories	19.0 %
Services	5.4 %

Segment Information

Retail	93.8 %
Non-Retail	5.4 %
Discontinued Operations	0.8 %


Communications area on remodeled store.

Board of Directors of Grupo Carso

BOARD MEMBERS

ING. CARLOS SLIM HELU
COB Emeritus - Grupo Carso
COB Emeritus - Grupo Financiero Inbursa
COB - Carso Global Telecom
COB - Teléfonos de México
COB - América Móvil
Twelve years as Board Member
Patrimonial Related Member

LIC. CARLOS SLIM DOMIT
COB - Grupo Carso
COB - Grupo Sanborns
CEO - Sanborn Hermanos
Vicechairman - Carso Global Telecom
Vicechairman - Teléfonos de México
Twelve years as Board Member
Patrimonial Related Member

ING. ANTONIO COSIO ARIÑO
CEO - Cía. Industrial de Tepejí del Río
Ten years as Board Member
Independent Member

LIC. FERNANDO G. CHICO PARDO
CEO - Promecap, S.C.
Twelve years as Board Member
Independent Member

ING. JAIME CHICO PARDO
Vicechairman and CEO - Teléfonos de México
Vicechairman - Carso Global Telecom
Twelve years as Board Member
Related Member

ING. CLAUDIO X. GONZÁLEZ LAPORTE
COB - Kimberly Clark de México
Twelve years as Board Member
Independent Member

LIC. JOSÉ KURI HARFUSH
COB - Janel
Twelve years as Board Member
Independent Member

C.P. JUAN ANTONIO PÉREZ SIMON
COB - Sanborns Hermanos
Vicechairman - Teléfonos de México
Twelve years as Board Member
Independent Member

ING. BERNARDO QUINTANA ISAAC
COB - Ingenieros Civiles Asociados (ICA)
Ten years as Board Member
Independent Member

LIC. AGUSTÍN SANTAMARINA VÁZQUEZ
Board Member- Santamarina y Steta
Twelve years as Board Member
Independent Member

C.P. RAFAEL MOISÉS KALACH MIZRAHI
COB and CEO - Grupo Kaltex
Eight years as Board Member
Independent Member

LIC. PATRICK SLIM DOMIT
Vicechairman - Grupo Carso
Mass Market Director - Teléfonos de México
COB - Ferrosur
Seven years as Board Member
Patrimonial Related Member

ALTERNATE BOARD MEMBERS

LIC. ALEJANDRO ABOUMRAD GABRIEL
COB - Porcelanite
Twelve years as Board Member
Patrimonial Related Member

ING. MAXIMILIANO BECKER ARREOLA
CEO - Cigatam
Twelve years as Board Member
Independent Member

C.P. HUMBERTO GUTIÉRREZ-OLVERA ZUBIZARRETA
CEO - Grupo Carso
CEO - Condumex
COB - Frisco
COB - Nacobre
Twelve years as Board Member
Related Member

LIC. CARLOS HAJJ ABOUMRAD
CEO - Artes Gráficas Unidas - Galas de México
Four years as Board Member
Related Member

LIC. ARTURO ELIAS AYUB
Director of Strategic Alliances, Communication and Institutional Relations - Teléfonos de México
Four years as Board Member
Related Member

LIC. DANIEL HAJJ ABOUMRAD
CEO - Carso Global Telecom
CEO - América Móvil
Seven years as Board Member
Related Member

LIC. MARCO ANTONIO SLIM DOMIT
COB - Grupo Financiero Inbursa
Twelve years as Board Member
Patrimonial Related Member

LIC. EDUARDO VALDÉS ACRA
CEO - Inversora Bursátil
COB - Banco Inbursa
Ten years as Board Member
Related Member

ING. ALFONSO SALEM SLIM
CEO - Hoteles Calinda
One year as Board Member
Independent Member

STATUTORY AUDITOR

C.P.C. ERNESTO GONZÁLEZ DÁVILA
Member - Ruíz, Urquiza y Cía.
One year as Statutory Auditor
Alternate Auditor

ALTERNATE AUDITOR

C.P.C. WALTER G. FRASCHETTO VALDÉS
Member - Ruíz, Urquiza y Cía, S.C.
One year as Alternate Auditor

SECRETARY

LIC. SERGIO F. MEDINA NORIEGA
Legal Councel and Secretary of the board - Teléfonos de México
Secretary
Twelve years as Secretary

Consolidated Financial Statements



Museo Soumaya

Love and Psyche.
2nd Half XIX Century
Marble

Report of the Audit Committee

To the Board of Directors

Pursuant to the provisions of the Securities Market Law, Circular 11-33 of the Comisión Nacional Bancaria y de Valores -CNBV- (National Banking and Securities Commission) and the Code of Best Corporate Practices, we hereby inform the Board of our activities during the 2001 corporate year.

As you know, the contracting and supervision of the external auditors and examiner of the Company as well as the review and issue of financial information have been assigned to this Committee as an intermediate body that assists the Board of Directors in best performing its duties and renders support in decisions made on these matters. It was created on April 2, 2001 on the basis of the applicable provisions of the Code of Best Corporate Practices, and it is formed by three board members.

In performing our duties, we reviewed the accounting policies, procedures and practices of the Company, as well as the financial information that is prepared and filed with the Bolsa Mexicana de Valores, S.A. de C.V. and the Comisión Nacional Bancaria y de Valores -CNBV- (National Banking and Securities Commission), with the support of information from the internal audit of the Company and its firm of external auditors. As a result of this review, (a) we have not considered it necessary to submit to the consideration of the Board any change in said accounting policies, and (b) we verified that the intermediate public information is prepared under the same accounting principles, criteria and practices under which the annual information is prepared.

Regarding the external auditors, in addition to monitoring their performance, we verified that (a) the partner of the firm of external auditors that certified the Company has been performing that duty for less than six years; (b) the person who signed the certification of the audited financial statements of Grupo Carso, S.A. de C.V. is not the same person who acts as the Company examiner, even though both persons are partners of the same firm of external auditors, and (c) the fees of the firm of external auditors contracted by the Company are adequate and represent a percentage of less than 20% of its total income.

Complying with the internal control rules of Grupo Carso, S.A. de C.V., it is permanently monitored by the internal auditing area which reviews, analyzes and corrects, if necessary, any deviations that arise. On the other hand, the external auditors are instructed to prepare a study and evaluate the internal controls of the company and present a report to this Committee. To date, no significant correction has been requested. Consequently, we may conclude that the internal control system of Grupo Carso, S.A. de C.V. complies with the effectiveness principles for which it was created.

Lastly, it is pointed out that on the basis of the activities performed by the external auditors and the legal department of the Company, we find that Grupo Carso, S.A. de C.V. complies with all applicable legal provisions.

LIC. JOSE KURI HARFUSH
PRESIDENTE

ING. ANTONIO COSIO ARIÑO

C.P. RAFAEL MOISES KALACH MIZRAHI

Report of the Finance and Planning Committee

To the Board of Directors

Complying with our responsibility, and on the basis of the provisions of the Securities Market Law, Circular 11-33 of the Comisión Nacional Bancaria y de Valores -CNBV- (National Banking and Securities Commission) and the Code of Best Corporate Practices, we hereby inform the Board of our activities during the 2001 corporate year.

As you know, the evaluation and revision of investment and financing policies of Grupo Carso, S.A. de C.V., have been assigned to an intermediate body that assists the Board of Directors in best performing its duties. It was created on April 2, 2001 on the basis of the applicable provisions of the Code of Best Corporate Practices, and it is formed by three board members.

In the 2001 period, we reviewed and evaluated the bases proposed by General Management for preparing the 2002 Annual Budget and financial projections for 2002 to 2006 for Grupo Carso, S.A. de C.V. and subsidiaries, seeking a perspective of said companies over the short and long terms. Said planning instruments take into consideration the guidelines and strategic bases adopted by the Board of Directors and are used to evaluate and guide the activities of the Group companies.

In the 2001 period, neither Grupo Carso, S.A. de C.V. nor its subsidiaries made significant investments. The study of the financing of each of the companies was made on the basis of the strategic plan referred to in the preceding paragraph, and on a comparison of alternatives of the various market instruments, taking into account costs, flexibility and timeliness. The election of the sources of financing of the Company and its subsidiaries has been, in our opinion, the adequate one, taking into account the foregoing. The investment and financing policies are consistent with cited strategic plan.

C.P. JUAN ANTONIO PEREZ SIMON
PRESIDENTE

ING. CLAUDIO X. GONZALEZ LAPORTE

ING. BERNARDO QUINTANA ISAAC

Report of the Evaluation and Compensation Committee

To the Board of Directors

Complying with our responsibility, and on the basis of the provisions of the Securities Market Law, Circular 11-33 of the Comisión Nacional Bancaria y de Valores -CNBV- (National Banking and Securities Commission) and the Code of Best Corporate Practices, we hereby inform the Board of our activities during the 2001 corporate year.

As you know, the evaluation and compensation of the Chief Executive Officer (CEO) and, in such case, of the executives of Grupo Carso, S.A. de C.V.,have been assigned to an intermediate body that assists the Board of Directors in best performing its duties, and collaborates with it in making decisions on these matters.

It was created on April 2, 2001 on the basis of the applicable provisions of the Code of Best Corporate Practices, and it is formed by three board members.

Taking into account that the Company, except for the CEO's position, has no workers or employees, we conducted a study to determine if the criteria for evaluating the performance of the CEO and any payments in the event of his leaving the Company conform to the guidelines approved by the Board of Directors. We considered that it was not necessary to make any modifications or alterations in this respect.

On the other hand, it is pointed out that the evaluation and remuneration policies of the executives of subsidiaries of Grupo Carso, S.A. de C.V. are the same as those followed for several years. The Company has been able to maintain them at a competitive level within the labor market.

LIC. CARLOS SLIM DOMIT
PRESIDENTE

ING. JAIME CHICO PARDO

LIC. AGUSTIN SANTAMARINA VAZQUEZ

Auditor's report

Translation of a report originally issued in Spanish
(See Note 1 to the financial statements)

To the Stockholders of Grupo Carso, S.A. de C.V.,

We have audited the accompanying consolidated balance sheets of GRUPO CARSO, S.A. DE C.V. AND SUBSIDIARIES as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of certain consolidated subsidiaries, which reflect total assets and net revenues of approximately 37% and 35% in 2001, and 36% and 24% in 2000, respectively, of the consolidated totals, were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

As explained in Notes 3 and 5, during the General Extraordinary Stockholders' Meeting held on November 21, 2001, the stockholders approved the partial spin-off of the Company, resulting in the incorporation of U.S. Commercial Corp., S.A. de C.V. as the new company, whose most significant asset is represented by the investment in shares of Sanborns, LLC and Subsidiary (CompUSA, Inc.), with effects as of November 29, 2001. The financial statements as of December 31, 2000 have been restated to present the assets, liabilities and results of the new company under one line item, for comparison purposes.

In our opinion, based on our audits and the reports of other auditors referred to in the first paragraph, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Grupo Carso, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Ruiz, Urquiza y Cía., S.C.

CPC Walter Fraschetto

March 15, 2002

Translation of financial statements originally issued in Spanish

Grupo Carso, S.A. de C.V. and Subsidiarias

Consolidated balance sheets

as of December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Assets		
Current assets:		
Cash and marketable securities	$ 3,766,926	$ 4,589,314
Accounts receivable, net	9,472,898	9,901,086
Inventories, net	9,708,572	10,567,630
Guarantee of discounted portfolio	333,605	558,725
Prepaid expenses	198,329	142,691
Current assets of the spinoff operation	-	8,981,033
Total current assets	23,480,330	34,740,479
Long-term accounts receivable	95,634	148,958
Investment in shares of associated companies and unconsolidated real estate trust	2,466,903	2,405,420
Property, plant and equipment, net	33,577,516	34,148,345
Concession titles, net	2,182,668	2,230,208
Other assets, net	2,785,791	3,126,232
Non-current assets of the spinoff operation	-	11,754,647
	$ 64,588,842	$ 88,554,289

	2001	2000
Liabilities and stockholders' equity		
Current liabilities:		
Bank loans and current portion of long-term debt	$ 10,502,763	$ 15,437,413
Accounts payable to suppliers	4,404,903	4,642,983
Contingent liability for discounted portfolio	70,000	208,800
Related parties	199,796	490,675
Other accounts payable and accrued liabilities	2,766,630	2,025,096
Taxes on processed tobacco	653,017	538,390
Income taxes, asset taxes and employee profit sharing	538,741	273,026
Current liabilities of the spinoff operation	-	7,128,309
Total current liabilities	19,135,850	30,744,692
Long-term debt	11,425,033	9,409,396
Long-term taxes payable	9,190,112	8,996,923
Deferred income and negative goodwill, net	165,832	583,017
Non-current liabilities of the spinoff operation	-	4,805,581
Total liabilities	39,916,827	54,539,609
Stockholders' equity:		
Capital stock	5,242,590	6,995,056
Additional paid-in capital	1,675,246	2,233,648
Reserve for repurchase of own shares	2,162,805	2,962,157
Surplus paid by minority interest	-	281,550
Retained earnings	44,478,792	43,681,332
Cumulative effect of deferred income taxes	(6,485,359)	(6,485,359)
Cumulative effect of restatement	(27,203,145)	(25,557,565)
Total majority stockholders' equity	19,870,929	24,110,819
Minority interest	4,801,086	9,903,861
Total stockholders' equity	24,672,015	34,014,680
	$ 64,588,842	$ 88,554,289

The accompanying notes are an integral part of these consolidated balance sheets.

Translation of financial statements originally issued in Spanish
Grupo Carso, S.A. de C.V. and Subsidiarias

Consolidated statements of income

For the years ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001 (except share data)

	2001	2000
Net sales	$ 51,376,462	$ 51,950,088
Cost of sales	35,975,277	36,580,076
Gross profit	15,401,185	15,370,012
Selling and administrative expenses	7,452,921	7,272,486
Operating income	7,948,264	8,097,526
Comprehensive result of financing:		
Interest income	1,245,965	2,130,261
Interest expense	(4,370,447)	(5,576,639)
Exchange loss, net	(151,856)	(13,652)
Gain from monetary position	855,757	1,844,588
	(2,420,581)	(1,615,442)
Other income (expenses), net	158,741	(115,620)
Amortization of goodwill and negative goodwill, net	(17,662)	(37,655)
Special item	(26,965)	(107,122)
Income before provisions	5,641,797	6,221,687
Provisions for:		
Income taxes	2,329,122	2,696,021
Employee profit sharing	482,453	336,581
Income before equity in results of associated companies and unconsolidated real estate trust	2,830,222	3,189,085

	2001	2000
Equity in results of associated companies and unconsolidated real estate trust	530,915	577,294
Income before loss from spinoff operations	3,361,137	3,766,379
Loss from spinoff operations, net of income taxes	(237,738)	(654,222)
Net income for the year	$ 3,123,399	$ 3,112,157
Net income applicable to:		
Majority interest	$ 2,484,074	$ 2,710,847
Minority interest	639,325	401,310
Net income for the year	$ 3,123,399	$ 3,112,157
Basic earnings per ordinary share	$ 2.79	$ 3.02
Loss per share from spinoff operations	$ (0.27)	$ (0.73)
Weighted average number of outstanding shares (000's)	890,566	898,167

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish

Grupo Carso, S.A. de C.V. and Subsidiarias

Consolidated statements of stockholders' equity

For the years ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	Capital Stock		Additional
	Historical	Restatement	Paid-in Capital
Balances as of December 31, 1999	$ 1,375,189	$ 5,627,711	$ 2,248,178
Cumulative initial effect of deferred income taxes	-	-	-
Repurchase of own shares	(19,933)	(1,697)	-
Reissuance of own shares	10,001	3,785	(14,530)
Increase in reserve for repurchase of own shares	-	-	-
Capital stock contribution and surplus paid by minority interest	-	-	-
Dividends paid to subsidiaries' minority interest	-	-	-
Balances before comprehensive income	1,365,257	5,629,799	2,233,648
Translation effect for the year	-	-	-
Restatement effect for the year	-	-	-
Net income for the year	-	-	-
Comprehensive income	-	-	-
Balances as of December 31, 2000	1,365,257	5,629,799	2,233,648
Spinoff effect	(330,874)	(1,416,525)	(558,402)
Repurchase of own shares	(4,966)	(100)	-
Decrease in minority interest	-	-	-
Dividends paid to subsidiaries' minority interest	-	-	-
Balances before comprehensive income	1,029,417	4,213,174	1,675,246
Translation effect for the year	-	-	-
Restatement effect for the year	-	-	-
Net income for the year	-	-	-
Comprehensive income	-	-	-
Balances as of December 31, 2001	$ 1,029,417	$ 4,213,174	$ 1,675,246

Reserve for Repurchase of Own Shares	Surplus Paid by Minority Interest	Retained Earnings	Cumulative Effect of Deferred Income Taxes	Cumulative Effect of Restatement	Minority Interest	Total Stockholders' Equity
$ 1,309,089	$ -	$ 42,731,087	$ -	$ (24,436,601)	$ 7,362,808	$ 36,217,461
-	-	-	(6,485,359)	-	(1,359,618)	(7,844,977)
(375,884)	-	-	-	-	-	(397,514)
268,350	-	-	-	-	-	267,606
1,760,602	-	(1,760,602)	-	-	-	-
-	281,550	-	-	-	4,437,345	4,718,895
-	-	-	-	-	(324,022)	(324,022)
2,962,157	281,550	40,970,485	(6,485,359)	(24,436,601)	10,116,513	32,637,449
-	-	-	-	38,709	(12,644)	26,065
-	-	-	-	(1,159,673)	(601,318)	(1,760,991)
-	-	2,710,847	-	-	401,310	3,112,157
-	-	2,710,847	-	(1,120,964)	(212,652)	1,377,231
2,962,157	281,550	43,681,332	(6,485,359)	(25,557,565)	9,903,861	34,014,680
(720,919)	(281,550)	(1,686,615)	-	-	(4,837,844)	(9,832,729)
(78,432)	-	-	-	-	-	(83,498)
-	-	-	-	-	(111,985)	(111,985)
-	-	-	-	-	(240,701)	(240,701)
2,162,806	-	41,994,717	(6,485,359)	(25,557,565)	4,713,331	23,745;767
-	-	-	-	61,292	-	61,292
-	-	-	-	(1,706,873)	(551,570)	(2,258,443)
-	-	2,484,074	-	-	639,325	3,123,399
-	-	2,484,074	-	(1,645,581)	628,193	926,248
$ 2,162,806	$ -	$ 44,478,791	$ (6,485,359)	$ (27,203,146)	$ 4,801,086	$ 24,672,015

The accompanying notes are an integral part of these consolidated statements.

Translation of financial statements originally issued in Spanish

Grupo Carso, S.A. de C.V. and Subsidiarias

Consolidated statements of changes in financial position

For the years ended December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

	2001	2000
Operating activities:		
Income before loss spinoff operations	$ 3,361,137	$ 3,766,379
Add (deduct)-		
Items in results which did not require (generate) funds-		
Depreciation and amortization	1,858,678	1,980,253
Amortization of goodwill and negative goodwill	17,662	37,655
Deferred income taxes and employee profit sharing	581,667	1,288,086
Long-term taxes payable	(122,968)	247,966
Equity in results of associated companies and unconsolidated real estate trust, net of dividends received	(401,395)	(132,581)
Special item	26,965	107,122
Employee severance benefits	57,816	28,977
Loss from spinoff operations, net of income taxes	(237,738)	(654,222)
Items related to investing activities-		
Gain from sale of long-term investment in shares	(26,805)	-
Loss on sale of property, plant and equipment	12,578	107,670
Net resources obtained from results	5,127,597	6,777,305
Net changes in working capital, except treasury	(800,789)	(1,979,183)
Net resources generated by operating activities	4,326,808	4,798,122
Financing activities:		
Net (decrease) increase in bank loans and long-term debt, in real terms	(1,871,829)	632,888
Net amortization of bank loans and long-term debt, in constant Mexican pesos	1,047,184)	(2,169,567)
Reissuance of own shares	-	267,606
Repurchase of own shares	(83,498)	(397,514)
Dividends paid to subsidiaries' minority interest	(352,686)	(324,022)
Net resources applied to financing activities	(3,355,197)	(1,990,609)
Investing activities:		
Additions to property, plant and equipment, less net book value of retirements	(1,966,541)	(1,457,455)
(Increase) decrease in investment in shares of associated companies and unconsolidated real estate trust	(535,884)	639,022
Other assets	(112,426)	(82,204)
Net resourses applied to investing activities	(2,614,851)	(900,637)
Net changes in assets, liabilities and stockholders' equity of the spinoff operations, including restatement effect	820,852	(4,553,756)
Net decrease in cash and marketable securities	(822,388)	(2,646,880)
Cash and marketable securities:		
At beginning of the year	4,589,314	7,236,194
At end of the year	$ 3,766,926	$ 4,589,314

The accompanying notes are an integral part of these consolidated statements.

Notes to consolidated financial statements

as of December 31, 2001 and 2000

Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

1 Explanation added for translation into English:

The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico (Mexican GAAP). Certain accounting practices applied by the Company that conform with Mexican GAAP may not conform with the accounting principles generally accepted in the country of use.

2 Activities:

Grupo Carso, S.A. de C.V. ("CARSO" or the "Company") is the holding company of a group of companies whose primary activities are carried out in the following industries: tobacco; mining and metallurgical; hospitality; manufacturing and sale of automotive parts; operation of department stores; retail stores carrying gifts; music stores; restaurants and bakeries; baking and sale of bread and cakes; railway cargo services; manufacturing and sale of copper and copper alloy by-products; manufacturing and sale of aluminum ingots, sheets, foil and other aluminum by-products; manufacturing of telecommunication cables and electric wires; manufacturing and sale of ceramic tiles and management of shopping malls.

3 Basis of consolidation, acquisition and spin-off of subsidiaries:

Basis of consolidation-

The accompanying consolidated financial statements include the financial statements of CARSO and those of the subsidiaries over whose management CARSO exercises control, the most important of which are:

Company	Ownership %
Grupo Calinda, S.A. de C.V. and Subsidiaries (Calinda)	100.00
Grupo Sanborns, S.A. de C.V. and Subsidiaries (Sanborns)	79.76
Empresas Frisco, S.A. de C.V. and Subsidiaries (Frisco)	99.61
Grupo Condumex, S.A. de C.V. and Subsidiaries (Condumex)	99.54
Industrias Nacobre, S.A. de C.V. and Subsidiaries (Nacobre)	99.89
Porcelanite, S.A. de C.V. and Subsidiaries (Porcelanite)	99.93
Cigarros la Tabacalera Mexicana, S.A. de C.V. and Subsidiary (CIGATAM)	50.01
Galas de México, S.A. de C.V. (GALAS)	80.51
Artes Gráficas Unidas, S.A. de C.V. (AGUSA)	68.19
Carso, LLC	100.00

The equity in the results and changes in equity of subsidiaries and associated companies acquired or sold during the year are included in the financial statements from or up to the date of the transactions, restated in terms of Mexican pesos with purchasing power as of yearend.

All significant intercompany balances and transactions have been eliminated in consolidation.

Acquisition of subsidiaries-

In March 2000, Sanborns acquired through Sanborns LLC 51% of the common stock of CompUSA Inc., a company incorporated in the United States that operates retail stores specializing in personal computers, software, related accessory products and services in the United States.

Spin-off-

During the General Extraordinary Stockholders' Meeting held on November 21, 2001, the stockholders approved the partial spinoff of the Company resulting in the incorporation of U.S. Commercial Corp., S.A de C.V. ("US Commercial") as the new company, whose most significant asset is represented by the investment in shares of Sanborns LLC, which includes 51% of the shares of CompUSA Inc. with effects as of November 29, 2001 (see Note 5).

4 Significant accounting policies:

The financial statements were prepared in conformity with Mexican GAAP, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances. A summary of the significant accounting policies is as follows:

(a) Change in accounting policies-

Beginning January 1, 2001, the companies adopted the regulations of the new bulletin C-2, "Financial Instruments", issued by the Mexican Institute of Public Accountants. Bulletin C-2 establishes the methodology for valuing and recording financial instruments. Consequently, the valuation effects of the contracted financial instruments were recorded as assets, affecting the comprehensive result of financing (see Note 21).

(b) Translation of financial statements-

The financial statements of foreign subsidiaries whose operations are an integral part of the Mexican companies are translated as follows: monetary items at the exchange rate at yearend; nonmonetary assets and stockholders' equity at the exchange rate at the date the transactions occurred or were generated. The resulting Mexican peso amounts are restated using factors derived from the National Consumer Price Index (NCPI).

Since March 2000 and up to November 28, 2001, the financial statements of Sanborns LLC and Subsidiary (CompUSA Inc.), a Sanborns subsidiary located in the United States, considered a "foreign entity", were stated in U.S. dollars and translated into Mexican pesos at the exchange rate in effect as of the date the foreign entity was maintained, in conformity with Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants (see Note 5).

The assets and liabilities of the spinoff operations as of December 31, 2000, were restated to currency as of December 31, 2001, by applying the NCPI, instead of the guidelines established by Bulletin B-15. The corresponding effects are included under the result from holding nonmonetary assets of 2001, instead of under this same item of 2000.

Continental Tire North America, Inc. a foreign associated company (19.40% ownership) is recorded under the equity method. Since this company is a "foreign entity", its financial statements should follow the translation guidelines mentioned in Bulletin B-15 as described above. However, such financial statements do not present a restatement for inflation, but are translated into Mexican pesos using the exchange rate at yearend. The effect from not following Bulletin B-15 comprehensively in order to restate this investment is not significant.

(c) Recognition of the effects of inflation in the financial information-

The companies restate all of their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. Accordingly, the financial statements of the prior year have been restated in terms of Mexican pesos of the December 31, 2000. The prior year amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power.

The inflation rates for the countries in which the companies operate are as follows:

	%	
	2001	2000
USA	1.55	3.39
Mexico	4.40	8.96

In order to recognize the effects of inflation in terms of Mexican pesos with purchasing power as of yearend, the procedures are as follows:

- *Balance sheet:*

Inventories are restated to their net replacement cost, which does not exceed realizable value.

Property, plant and equipment are originally recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin are restated using factors derived from the NCPI, and the imported machinery and equipment are restated in the currency of origin based on the inflation of the country of origin and the current exchange rate.

Depreciation is calculated on restated values and based on the estimated economic useful lives of the assets.

The concession titles obtained by Ferrosur, S.A. de C.V. (Ferrosur), a Frisco subsidiary, are recorded at their award cost, restated based on the NCPI, and amortized over the 50-year term of the concession, using the straight-line method.

Goodwill and negative goodwill are restated using a factor derived from the NCPI from the date of contribution or generation.

Stockholders' equity and other nonmonetary items are restated using a factor derived from the NCPI from the date of contribution or generation.

- *Statement of income:*

Revenues and expenses, which are associated with a monetary item, are restated from the month in which they arise through yearend, based on factors derived from the NCPI.

The costs and expenses associated with nonmonetary items are restated as follows:

- The cost of sales is restated based on replacement costs, as a function of the restatement of the inventory being consumed or sold.
- As stated above, depreciation is calculated on the restated value of property, plant and equipment.
- Those expenses and income associated with the other nonmonetary items are restated through yearend, as a function of the nonmonetary assets consumed or sold.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI, and is restated through yearend with the corresponding factor.

- *Other statements:*

The cumulative effect of restatement presented in the statement of stockholders' equity is comprised mainly of the gain or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of inventories and machinery and equipment of foreign origin and their effect on the results of operations as compared to the change in the NCPI.

The statement of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at the prior yearend, restated to Mexican pesos as of the most recent yearend.

(d) Marketable securities-

Marketable securities are primarily bank acceptances, bank funds, short-term variable-rate and debt investment fund shares valued at market (cost plus accrued interest).

(e) Investment in shares of associated companies and unconsolidated real estate trust-

The main investments in shares of associated companies and unconsolidated real estate trust are as follows:

	%	
	2001	2000
Grupo Comercial Gomo, S.A. de C.V.	22.877	20.591
Centro Comercial Plaza Satélite (Trust fund F-7278 Bancomer, S.A.)	37.390	37.282
Continental Tire North America, Inc.	19.400	19.400
Philip Morris México, S.A. de C.V.	49.995	49.995
Grupo Primex, S.A. de C.V.	39.815	39.815

At December 31, 2001 and 2000, the investment in shares of associated companies (except for Continental Tire North America, Inc. mentioned above) and the unconsolidated real estate trust, are recorded under the equity method based on the restated stockholders' equity of the associated companies and the restated equity of the trust.

(f) Goodwill and negative goodwill-

Goodwill and negative goodwill represent the difference between the acquisition price and/or the amount contributed to capital stock of new businesses and the book value of such stock, as of the date of acquisition and/or contribution. Goodwill and negative goodwill are amortized over the term management estimates that additional benefits from such investments will be realized, which is 10 years for goodwill and 5 years for negative goodwill. The amount of goodwill amortized in 2001 and 2000 was $389,082 and $395,530, respectively. The amount of negative goodwill amortized in 2001 and 2000 was $371,420 and $357,875, respectively.

At December 31, 2001, goodwill of $1,413,851 is represented by the acquisition of the shares of Condumex, Sanborns, Frisco, Porcelanite and Continental Tire North America, Inc., which is shown under other assets in the balance sheets. Negative goodwill is represented mainly by the acquisition of the shares of Sears Roebuck de México, S.A. de C.V. (Sears México) and amounts to $163,910.

Goodwill or negative goodwill arising from the purchase of shares of subsidiaries or associated companies already part of the Group is amortized at the time the shares are acquired.

(g) Income taxes and employee profit sharing-

The Companies records the deferred asset or liability effect of income and asset taxes as a long-term asset or liability based on the cumulative effect of temporary differences between the asset and liability amounts for book and tax purposes as of the balance sheet date, and using the tax rate estimated to be applicable at the time of reversal. The deferred employee profit sharing is calculated considering the temporary differences originating during the year that are likely to generate a future liability or benefit. The deferred income tax effect as of December 31, 2001 and 2000 represented a long-term liability of $8,814,167 (net of $6,049 corresponding to a deferred employee profit sharing asset included in other assets) and $8,748,957, respectively, and the provisions to reflect the deferred effects of the year amounted to $581,667 and $1,288,086, respectively.

(h) Employee benefits-

According to the Federal Labor Law, most subsidiaries are liable for severance payments and seniority premiums to employees terminating under certain circumstances.

Some subsidiaries record the liabilities from seniority premiums, pensions and retirement payments as they accrue, using actuarial calculations based on the projected unit credit method, using real interest rates.

Some subsidiaries have covered 100% of their projected benefit obligations through a trust fund. The subsidiaries that have not covered such obligation have recorded a liability, which at present value, will cover the projected benefit obligation at the estimated retirement date of their personnel.

Indemnity payments are charged to results in the period in which they are made.

(i) Revenue recognition-

Revenues from sales are recognized when the products are shipped or delivered or when services are rendered to the client and the client assumes responsibility for the products.

(j) Comprehensive result of financing-

The comprehensive result of financing includes all financial revenues and expenses, such as interest income and expense, exchange gains and losses and gains or losses from monetary position and the effects of valuation of financial instruments, as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction, and assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend, affecting income as part of the comprehensive result of financing.

(k) Earnings (loss) per share-

Basic earnings per ordinary share for each period were calculated by dividing majority net income by the weighted average number of shares outstanding during the year.

The loss per share of spinoff operations has been determined by dividing this item by the corresponding number of shares determined as mentioned above.

(l) Comprehensive income-

Comprehensive income is comprised of the net income for the year plus any gains or losses that according to specific regulations are presented directly in the statement of stockholders' equity, such as the restatement and translation effects for the year.

(m) Financial instruments-

Financial instruments that have been designated and that function effectively as hedging against the effects of certain risks of other financial instruments will affect the assets or liabilities or the transactions or the corresponding risks when they are realized, settled or occur, respectively. The majority of financial instruments contracted for these purposes are valued at market and affect the comprehensive result of financing in each accounting period. Long-term debt contracted to finance the Company's operations is maintained at its nominal value, recording the corresponding interest separately.

5 Spinoff operation:

On November 29, 2001, the stockholders of Carso approved the spinoff of the segment of stores specialized in personal computers, software, accessories and services in the United States. As a consequence of the spinoff, US Commercial was incorporated as a Mexican company, independent from Carso, to which certain assets, liabilities and equity related to these operations were transferred.

In the spinoff, each stockholder of Carso became a stockholder of US Commercial and consequently, the same group of stockholders controls both companies. The relationship between Carso and US Commercial will be limited to agreements related to the spinoff.

The assets and liabilities of the spinoff operations were transferred to US Commercial at book value. The amount of stockholders' equity transferred to US Commercial in the spinoff represents the difference between the transferred assets and liabilities and was accounted for as a reduction in stockholders' equity of Carso at the time of the spinoff.

In the accompanying financial statements, the assets and liabilities of the new company were presented under current and noncurrent assets and liabilities of the spinoff operations, and the revenues and expenses of this entity are included in the statement of income under loss from spinoff operations, net of income taxes. The figures of the 2000 financial statements and those at November 29, 2001 and the related notes were restated in order to present the assets, liabilities, revenues, costs and expenses of the continuing operations of Carso separate from the spinoff.

Below is a summary of the financial position and results of operations of Sanborns LLC and subsidiary (CompUSA Inc.) as of December 31, 2000 and for the eleven months ended November 30, 2001 and the ten months ended December 31, 2000.

Sanborns LLC and Subsidiary

Consolidated condensed balance sheet
as of December 31, 2000
Expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001

Assets	
Current assets	$ 8,981,033
Investment in shares of associated companies	9,875
Property, plant and equipment, net	2,372,548
Other assets, net	9,372,224
	$ 20,735,680
Liabilities and stockholders' equity	
Current liabilities	$ 7,128,309
Long-term debt	4,720,323
Deferred income and negative goodwill, net	85,258
Total liabilities	11,933,890
Majority stockholders' equity	4,543,378
Minority interest	4,258,412
Total stockholders' equity	8,801,790
	$ 20,735,680

Consolidated condensed statements of loss

For the eleven months ended November 30, 2001 and the ten months ended December 31, 2000

Expressed in thousands of Mexican pesos with purchasing power as of November 30, 2001

	Eleven Months Ended November 30, 2001	Ten Months Ended December 31, 2000
Net sales	$ 34,520,792	$ 41,008,485
Cost of sales	(27,819,070)	(33,113,336)
Operating expenses	(6,909,641)	(7,666,355)
Comprehensive result of financing	(183,424)	(316,597)
Other expenses, net	(529,958)	(534,037)
Provision for income taxes	(400)	(461)
Income (loss) from discontinued operations	565,888	(31,921)
Extraordinary income	118,075	-
Net loss for the period	$ (237,738)	$ (654,222)
Net loss applicable to:		
Majority interest	$ (120,834)	$ (403,681)
Minority interest	(116,904)	(250,541)
Net loss for the period	$ (237,738)	$ (654,222)

6 Reclassification of prior year financial statements:

Certain amounts in the financial statements as of December 31, 2000 have been reclassified in order to conform to the presentation of the financial statements as of December 31, 2001.

7 Foreign currency transactions and position:

At December 31, 2001 and 2000, the peso/dollar exchange rates were $9.1423 and $9.5997, respectively, and the assets and liabilities in foreign currency of the Mexican companies were as follows:

	Thousands of U.S. Dollars	
	2001	2000
Assets-		
Current	421,999	605,842
Liabilities -		
Current	(680,983)	(767,724)
Long-term	(527,875)	(760,091)
	(1,208,858)	(1,527,815)
Net foreign currency denominated liabilities	(786,859)	(921,973)
Equivalent in thousands of Mexican pesos	$ 7,193,701	$ (8,850,664)

The Mexican companies had the following significant transactions in foreign currency:

	Thousands of U.S. Dollars	
	2001	2000
Sales	514,986	619,914
Interest income	154	780
Other income	3,375	-
Purchases	(751,561)	(949,612)
Interest expense	(66,125)	(56,350)
Technical assistance	(361)	(5,650)
Royalties	(1,246)	(1,112)
Equipment maintenance expenses	(34,034)	(66,419)
	(334,812)	(458,449)
Equivalent in thousands of Mexican pesos	$ (3,127,445)	$ (4,459,313)

At March 15, 2002, the unaudited foreign currency position was similar to that at yearend and the exchange rate was $9.0929 Mexican pesos per U.S. dollar.

8 Accounts receivable:

		2001		2000
Trade	$	9,522,096	$	9,977,279
Sundry debtors		1,046,785		931,966
		10,568,881		10,909,245
Less-				
Allowance for doubtful accounts		(189,882)		(229,757)
Discounted portfolio		(2,636,051)		(2,100,395)
		7,742,948		8,579,093
Recoverable taxes		1,180,073		680,492
US dollar foreign currency forwards, net		3,858		56,260
Related parties		546,019		585,241
	$	9,472,898	$	9,901,086

Sears Mexico entered into an agreement with Banco Inbursa, S.A. (Inbursa), a related party, whereby it establishes that Inbursa is willing to acquire, at a discount, promissory notes signed by individuals, derived from installment sales that take place at the subsidiary's different establishments. The maximum amount of the discount is $3,000,000, net of the percentage guarantee. The amount available for discount is variable.

This contract expires on October 30, 2002. Sears Mexico agrees to be jointly liable for the customers' debt during the term of the contract, up to $70,000 and is obligated to pay Inbursa a discount rate of TIIE plus 1% on the unpaid amount of the promissory notes discounted through their maturity date.

9 Inventories:

		2001		2000
Raw materials	$	2,297,123	$	3,600,236
Work-in-process		1,127,521		296,203
Finished products		1,842,406		1,777,261
Retail stores		3,396,256		3,404,492
Merchandise-in-transit and advances to suppliers		489,184		623,523
Spare parts and other		728,196		1,021,066
		9,880,686		10,722,781
Less- Reserve for slow-moving inventories and other		(172,114)		(155,151)
	$	9,708,572	$	10,567,630

10 Property, plant and equipment:

	2001	2000
Buildings and leasehold improvements	$ 16,765,032	$ 16,323,091
Machinery and equipment	28,993,087	29,194,100
Transportation equipment	1,031,316	1,033,310
Furniture and fixtures	1,927,152	2,101,802
Computer equipment	1,235,845	1,179,435
Other equipment	32,198	33,239
	49,984,630	49,864,977
Less- Accumulated depreciation	(25,348,417)	(25,144,864)
	24,636,213	24,720,113
Land	7,029,534	6,977,231
Construction-in-progress	1,911,769	2,451,001
	$ 33,577,516	$ 34,148,345

11 Concession titles:

Ferrosur has concession titles of the Via Troncal del Sureste effective for 50 years, beginning on December 18, 1998, renewable for an equal period, under certain circumstances, as well as exclusive rights to render cargo transportation services during a period of 30 years, except for haulage rights and rights-of-way. Upon termination of this concession, for any reason, the railroad and the assets will be returned to the Government in good operating conditions in conformity with the corresponding official rules and at no cost to the Federal Government.

12 Related-party balances:

The net balances with related parties (excluding financial transactions with Grupo Financiero Inbursa S.A. and trade operations with Teléfonos de México S.A. de C.V.) are as follows:

	2001	2000
Receivables-		
Sinergía, Soluciones Integrales de Energía, S.A. de C.V.	$ 357,313	$ 556,133
Sears Roebuck & Co.	3,449	2,654
Philip Morris México, S.A. de C.V.	159,436	-
Other	25,821	26,454
	$ 546,019	$ 585,241
Payables-		
Sears International Marketing, Inc.	$ 96,096	$ 64,931
Inversora Bursátil, S.A. de C.V.	-	127,620
Banco Inbursa, S.A.	-	83,120
Radiomóvil DIPSA, S.A. de C.V.	13,635	-
Cablevisión, S.A. de C.V.	10,149	-
Philip Morris México, S.A. de C.V.	68,487	203,805
Other	11,429	11,109
	$ 199,796	$ 490,675

13 Tax environment:

In Mexico-

Income and asset tax regulations:

The companies established in Mexico are subject to income and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values and the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the result from monetary position. Until December 31, 2001, the income tax rate was 35%, with the obligation to pay this tax each year at a rate of 30% and with the remainder payable upon distribution of earnings. This remainder is recorded as a long-term liability.

As of 2002, the option to defer a portion of the income tax payment until dividends were distributed is eliminated. The income tax rates will be 35% in 2002, 34% in 2003, 33% in 2004 and 32% beginning in 2005.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following ten years.

Tax consolidation:

Carso is authorized by the Secretariat of Finance and Public Credit to file a consolidated income tax and asset tax return that excludes its foreign subsidiaries.

Book and taxable income-

The provision for income taxes is determined based on the amount payable per the consolidated taxable income that only includes the Mexican subsidiaries. The principal differences between book and taxable income are the inflationary component, the deduction of purchases in place of cost of sales, the effect of installment sales, the difference between book and tax depreciation, the gain or loss from monetary position and the restatement of short-term investments to market value.

Employee profit sharing-

Employee profit sharing is determined based on the taxable income of each Mexican operating company and excludes inflationary component effects, and tax depreciation is based on historical rather than restated values.

Tax loss carryforwards and recoverable asset taxes-

At December 31, 2001, Carso had tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year applied or recovered, in the following restated amounts:

Expiration Date	Tax Loss Carryforwards	Recoverable Asset Taxes
2002	$ 166	$ -
2003	1,612	-
2004	28,634	25
2005	713,922	105
2006	490,560	478
2007	164,990	804
2008	1,298,805	1,399
2009	112,213	336
2010	264,221	16,892
2011	1,069,425	120,630
	$ 4,144,548	$ 140,669

In the U.S.A-

Foreign subsidiaries compute their income taxes based on their individual taxable income and in accordance with the specific tax regulations of the U.S.A. The provisions for income taxes of foreign subsidiaries are not significant.

Deferred taxes-

The tax effects of the temporary differences giving rise to a deferred tax (asset) liability, in accordance with Bulletin D-4 are as follows:

	2001	2000
Temporary investments	$ 343,978	$ 475,702
Accounts receivable from installment sales	1,110,407	980,196
Inventories	2,935,904	4,114,430
Property, plant and equipment	5,325,723	5,620,698
Investment in real estate trust	157,868	126,734
Amortized goodwill	532,649	425,017
Translation effect	61,292	(33,268)
Complementary asset and liability reserves	(346,448)	(316,291)
Loss on sale of shares	(201,065)	(185,712)
Tax loss carryforwards	(1,413,571)	(1,951,864)
Recoverable asset taxes	(140,669)	(637,847)
Estimated income	157,597	258,793
Advances from customers	(81,529)	(201,902)
Other	(67,400)	49,007
Add- Reserve for tax loss carryforwards and asset taxes	445,480	-
Deferred income taxes	8,820,216	8,723,693
Deferred employee profit sharing	(6,049)	25,264
Deferred income tax and employee profit sharing	$ 8,814,167	$ 8,748,957

Provisions-

The income taxes and employee profit sharing provisions are as follows:

	2001	2000
Income tax for the year	$ 1,682,089	$ 1,407,929
Deferred income taxes	647,033	1,245,274
Employee profit sharing for the year	547,819	336,581
Deferred employee profit sharing	(65,366)	42,818
	$ 2,811,575	$ 3,032,602

14 Long-term debt:

At December 31, 2001, long-term debt is as follows:

Syndicated loans	$ 7,989,338
Direct long-term loans	6,289,524
Other long-term loans	1,018,759
	15,297,621
Less- Current portion	(3,872,588)
	$ 11,425,033

Maturity dates of long-term debt as of December 31, 2001 are follows:

2003	$ 5,572,525
2004	3,619,952
2005	1,249,261
2006 and thereafter	982,935
	$ 11,425,033

Syndicated loans-

On December 13, 2000, certain subsidiaries entered into a credit and guarantee contract (syndicated loan) in the amount of US$370 million with The Chase Manhattan Bank as managing agent and Grupo Carso, S.A. de C.V. as the guarantor. The loan will be payable in three semiannual installments beginning on December 13, 2002.

On September 5, 1997, certain subsidiaries entered into a credit and guarantee contract (syndicated loan) in the amount of US$350 million, of which at December 31, 2001, there were only two installments pending payment in February and August 2002 for US$140 million. Bank of America National Trust and Savings Association participated as the managing agent and Grupo Carso, S.A. de C.V. as the guarantor.

On May 8, 2001, Condumex entered into a syndicated loan contract in the amount of US$175 million with Citibank N.A. as the managing agent. The loan will be payable in quarterly increasing installments from July 2002 to October 2003.

The three syndicated loan contracts in US dollars establish a series of positive and negative covenants for the borrowing companies, including compliance with certain minimum consolidated financial ratios, which to date have been complied with.

Interest rates fluctuate from LIBOR + 0.70% to LIBOR + 1.375% depending on the term and the situation of the financial markets at the time the loans were contracted.

On August 31, 2001, Sanborns contracted a syndicated loan in the amount of $1,800 million Mexican pesos with
BBVA Bancomer, S.A. as the agent bank. The loan will be payable in six semiannual installments from February 27, 2004 to August 2006, at an annual rate calculated at the TIIE plus a margin applicable based on Grupo Carso's debt to equity ratio.

Direct loans-

Different subsidiaries of Grupo Carso have contracted direct loans at terms of 3, 4, 5, 8 and 9 years in Mexican pesos, US dollars and Euros, with financial entities such as Banco Inbursa S.A., Citibank N.A., GE Capital, Banco Santander Central Hispano and Deutsche Bank, at variable rates with a spread over the TIIE or LIBOR. Some of these loans establish grace periods for the payment of principal, but in all cases, interest is paid quarterly or semiannually.

Other long-term loans-

Some subsidiaries contracted loans guaranteed by the Eximbank of the US or its equivalent in other countries for the acquisition of machinery and equipment. These loans are mostly contracted in US dollars at preferential variable rates ranging from 2.02% to 6.14%, payable in 5 years with semiannual amortizations and with no grace periods for principal. These loans have been contracted with Banco Inbursa S.A., Société Générale, Bank of America N.A., Citibank N.A., Standard Chartered Bank, Allfirst Bank, Hypo Vereins Bank and PNC Bank, among others.

Some subsidiaries contracted preferential loans with governmental entities (Spain and Brazil), as well as private entities for fixed asset investment projects or working capital, at terms ranging from 5 to 20 years and interest from 0% to 2.66%.

Some subsidiaries contracted financial leases or long-term loans in domestic or foreign currencies with non-banking entities for the acquisition of fixed assets.

15 Long-term taxes payable:

	2001	2000
Income taxes	$ 368,634	$ 245,666
Value-added taxes	1,262	2,300
Deferred income taxes	8,820,216	8,723,693
Deferred employee profit sharing	-	25,264
	$ 9,190,112	$ 8,996,923

16 Employee benefits:

Mexico-

The employee benefit obligation relates to the pension plan, which will cover the pension and seniority premiums due upon retirement.

The consolidated fund prepayment is as follows:

	2001	2000
Subsidiaries with trust funds-		
Projected benefit obligation (PBO)	$ (1,103,024)	$ (1,135,255)
Less- Trust funds	1,277,955	1,485,799
Funded status	174,931	350,544
Transition liability to be amortized	(77,418)	(146,107)
Variances in assumptions to be amortized	176,360	164,438
Changes to the plan to be amortized	153,116	-
Additional liability	(131,644)	(101,278)
Prepayment	295,345	267,597
Subsidiaries without trust funds-		
Projected benefit obligation (PBO)	(104,459)	(106,137)
Amortization of transition asset	2,813	3,724
Past service costs to be amortized	3,942	22,124
Additional liability	(49)	(5,003)
Net projected benefit obligation	(97,753)	(85,292)
Fund prepayment, net (included in other assets)	$ 197,592	$ 182,305

The cost of employee benefits is as follows:

		2001		2000
Service costs	$	81,558	$	25,051
Amortization of transition (asset) liability		(262)		2,315
Amortization of variances in assumptions		1,673		3,720
Pension plan adjustment based on experience		432		-
Financial cost for the year		57,978		24,788
		141,379		55,874
Less- Actual return on plan assets		(83,563)		(26,897)
Net cost for the period	$	57,816	$	28,977

The real interest rates utilized in the actuarial calculations are as follows:

	%	
	2001	2000
Interest rate	4.0	5.0
Salary increase rate	4.0	1.0
Investment return rate	6.0	6.0

USA-

The employee benefit obligation as of December 31, 2001 is not significant.

17 Stockholders' equity

As of December 31, 2001, capital stock was comprised of 915,000,000 common, registered, no-par value shares, of which 890,250,000 shares are fully subscribed and paid.

Series A1 shares represent the minimum, nonwithdrawable fixed capital, while Series A2 shares correspond to the variable capital. No offering has been made of Series A2 shares. The variable capital may not exceed 10 times the amount of the minimum, nonwithdrawable fixed capital. Shares may only be owned by Mexican individuals or companies that have a foreigner exclusion clause.

As of December 31, 2001, the nominal amount of the reserve for repurchase of the Company's own shares was $1,680,073. The maximum capital stock that may be repurchased has been set at $100,000 at nominal value. This amount represents 9.4515% of the capital stock. As of December 31, 2001, 24,750,000 shares that had been repurchased were pending to be reissued.

Beginning in 2002, the withholding tax on dividends is eliminated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate. Earnings for which corporate taxes have been paid amounted to approximately $9,665,000 as of December 31, 2001.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the Income Tax Law.

The annual net income of each Mexican company, is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock. As of December 31, 2001, the nominal value of CARSO's legal reserve is $381,635, and is included in retained earnings. This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

18 Other income (expenses), net:

		2001		2000
Loss on sales of property, plant and equipment	$	(12,578)	$	(101,670)
Project exploration expenses		(80,278)		(119,161)
Recovery of taxes from prior years		278,010		17,327
Cancellation of excess liabilities		7,964		21,992
Gain on sale of long-term investment in shares		(26,805)		-
Other, net		(7,572)		65,892
	$	158,741	$	(115,620)

19 Special item:

Beginning in January 2000, Centro Comercial Plaza Universidad (Sears' subsidiary) began a major remodeling project to improve the mall's image as well as its concept. This required the demolition of certain existing assets; these retirements were recognized as a special item in the consolidated statement of income.

20 Commitments:

(a) Through an agreement executed on December 23, 2001, Sears extended, for a period of 10 years beginning on April 17, 2002, the contract which grants it the use of the name Sears both in its corporate name and in its stores, as well as the use of proprietary brands of Sears Roebuck and Company, among which are Craftsman and Kenmore.

(b) As of December 31, 2001, Sanborns had entered into agreements with suppliers for the construction and remodeling of some stores. These commitments amount to approximately $116,700.

(c) Frisco sells its minerals based on sales agreements, which in general are renewable each year, establishing the conditions and references to metal prices on international markets. The subsidiary Química Flúor, S.A de C.V. has entered into several long-term contracts, adjustable annually, with Atofina Chemicals, Inc., E.I. Du Pont de Nemours & Co. and Solvay Flourides, Inc., according to which it commits to sell them almost all its production of hydrofluoric acid at prices similar to market prices.

(d) As of December 31, 2001, as part of the agreements related to the concession of Vía Troncal del Sureste, subsidiary Ferrosur had committed, as a minimum, to adhere to the "Business Plan" including, among other issues, compliance with the budget for investments in cars and engines, railways, installations, maintenance and improvements to installations and electronic systems. In 2001, Ferrosur invested $148 million mainly to repair railways and acquire machinery and equipment.

21 Financial Instruments:

The companies entered into derivative instrument transactions to be used as temporary substitutes of transactions in cash or as hedging mechanisms of its risk exposures (hedging obligations derived from the purchase-sale of foreign currency), as well as to profit from favorable market conditions from the acquisition of shares in the future at more advantageous prices (options). The following is a summary of these transactions:

(a) Interest rate hedging contracts-

Carso has entered into interest rate swap contracts in order to manage the interest rate risk of its loans and its fixed and variable rate debt. The swap contracts amount to $5,212,500, with maturity on December 18, 2006. In 2001, Carso paid a weighted average interest rate of 11.18% and received a weighted average interest rate of 7.97%. The difference payable or receivable will depend on the variances in the interest rates and is recorded as an adjustment to financial expenses in the statements of income.

During the year ended December 31, 2001, Condumex recorded a charge to results of $3,163 on interest rate swaps, which is included under comprehensive result of financing. The effect from valuation at yearend of the interest rate swap was $5,560.

(b) Share options-

The market value of the option contracts maintained by Carso is based on the market prices of the underlying shares at a determined date. At December 31, 2001, the estimated market value of these contracts result in a $529,053 loss (net of premiums paid). The Company does not foresee the early cancellation of these contracts and expects that their maturity date will remain as originally established. Upon their maturity, the contracts will be settled in cash or in kind, that is, the difference between the exercise price originally established and the market price at the date of maturity will be paid or the underlying shares will be acquired at the exercise price making the corresponding payment.

Carso entered into these transactions with shares of companies quoted on the US stock exchanges.

(c) Forwards-

The companies contracted exchange rate forwards of the Mexican peso against the US dollar in order to cover foreign exchange exposure from liabilities denominated in US dollars, as follows:

Maturity	Type of Contract	Contracted Exchange Rate	U.S. Dollar Amount	Forward Contract Receivables	Forward Contract Payables	Net Position
January 22, 2002	Purchase	9.1250	150,000,000	$ 1,371,345	$ 1,368,750	$ 2,595
January 22, 2002	Sale	9.1401	8,000,000	73,138	73,121	17
January 22, 2002	Sale	9.1401	8,000,000	73,138	73,121	17
January 22, 2002	Purchase	9.1250	70,000,000	639,961	638,750	1,211
January 22, 2002	Purchase	9.1400	90,000,000	822,807	822,600	207
January 22, 2002	Purchase	9.1737	6,000,000	54,854	55,043	(189)
				$ 3,035,243	$ 3,032,185	$ 3,858

(d) Other instruments-

At December 31, 2001, the companies had other financial instruments, which are not significant with respect to the volume of its transactions.

22 Contingencies:

(a) The Company acquired from Sears U.S.A. 60% of the shares of Sears Mexico through a purchase-sale agreement entered into on April 2, 1997, with Sears U.S.A. maintaining the right to request at any time and up to April 2, 2002, that Carso purchase part or all of the 15% of the shares of Sears Mexico that it still owns. The purchase price of this option is the same as the one paid by Carso in the purchase contract plus annual interest of 8%, which will be calculated from April 2, 1997 up to the date on which the option is exercised. If Sears U.S.A. decides to exercise its right to sell such shares to Carso, the purchase price would be approximately US$25.75 million, plus interest calculated on the bases mentioned above. On December 20, 2001 this agreement was extended for an additional 10 years.

(b) In January 2000, COC Services, Limited filed a claim with the District Court of Dallas, Texas against CompUSA, Inc. (CompUSA) for various contractual and civil liabilities derived from a letter of intention relative to franchises for retail stores in Mexico. The plaintiff also mentioned other defendants, including Grupo Carso, Grupo Sanborns and Ing. Carlos Slim Helú. COC Services demanded payment from CompUSA for damages of US$150 million for breach of contract, extra-contractual interference with contract and possible contract; conspiracy claims of US$2 million in damages; and fraud and punitive damages of US$300 million. COC Services also intended to recover interest, legal and court costs.

The claim was transferred to the District Court number 116 of Dallas, Texas, where a jury deliberated on it during January and February, 2001. In February 2001, the jury issued its verdict finding the defendants guilty of the various claims against them and demanding each one to pay compensatory and punitive damages. The punitive damages awarded to COC Services payable by the defendants are as follows: US$175.5 million by James Halpin, the former president and CEO of CompUSA; US$94.5 million by CompUSA, US$67.5 million by Ing. Slim, US$13.5 million by Grupo Carso and US$13.5 million by Grupo Sanborns. Based on the jury's verdict, the defendants filed a letter with the Court regarding various legal aspects affecting the final resolution.

On May 18, 2001, the judge reduced the damages determined by the jury from US$454 million to US$121.5 million, or 73%, claimed from Grupo Carso, Grupo Sanborns, Ing. Carlos Slim Helú, CompUSA and its former CEO, Mr. James Halpin. The judge also eliminated from the case the jury's determinations against CompUSA and Mr. James Halpin.

Grupo Carso, Grupo Sanborns and Ing. Slim have taken several actions in the procedure and appealed the sentence in the corresponding Texas courts. The appeals are in process and it is not possible to anticipate their outcome. A bond has been contracted to guarantee the payment that could derive from the final resolution. Even though a reduction in the verdict was obtained, there are plans to continue exercising all legal action, before all the pertinent courts, for the time necessary, in order to obtain acquittal from all pending accusations.

In addition, COC Services, Limited appealed the sentence in order to obtain a resolution similar to the jury's original verdict and to include CompUSA and Mr. Halpin.

(c) In February 2001, the Board of Directors of Frisco approved the temporary suspension of mining operations in Minera San Francisco del Oro, S.A de C.V., engaged in the development and exploration of its mining concessions. Consequently, its work force was reduced significantly.

Derived from the decline in the international prices of gold and silver, in October 2001, the Board of Directors of Frisco approved the temporary suspension of mining operations in Compañía San Felipe, S.A de C.V. Accordingly, a minimum of administrative employees was kept to maintain and oversee the operations.

As a result, a reorganization plan was adopted by Frisco and therefore, indemnity payments of $55,615 were made which are shown in other expenses in the statements of income.

23 Segment information:

The most significant data by business segment as of December 31, 2001 and 2000 were as follows:

2001

	Spinoff	Tobacco	Ceramic Tiles
Net sales	$ -	$ 8,804,173	$ 2,513,950
Operating income	$ -	$ 681,535	$ 578,947
Consolidated net income (loss) for the year	$ (237,738)	$ 324,912	$ 376,457
Depreciation and amortization	$ -	$ 178,313	$ 222,848
Goodwill and negative goodwill amortization	$ -	$ -	$ 14,816
Special item	$ -	$ -	$ -
Investment in shares of associated companies and unconsolidated real estate trust	$ -	$ -	$ -
Total assets	$ -	$ 4,004,713	$ 5,409,161
Total liabilities	$ -	$ 2,793,589	$ 3,640,392

2000

	Spinoff	Tobacco	Ceramic Tiles
Net sales	$ -	$ 8,051,155	$ 2,659,959
Operating income	$ -	$ 834,630	$ 784,680
Consolidated net income (loss) for the year	$ (654,222)	$ 529,245	$ 285,711
Depreciation and amortization	$ -	$ 175,994	$ 245,625
Goodwill and negative goodwill amortization	$ -	$ -	$ 15,184
Special item	$ -	$ -	$ -
Investment in shares of associated companies and unconsolidated real estate trust	$ -	$ -	$ -
Total assets	$ 20,735,680	$ 3,710,541	$ 5,294,395
Total liabilities	$ 11,933,903	$ 2,725,495	$ 3,959,199

Aluminum and Copper By-products	Products for Automotive, Construction, And Telecommunication Industries	Retail	Mining	Other	Total
$ 4,627,559	$ 14,049,168	$ 16,585,194	$ 2,751,077	$ 2,045,341	$ 51,376,462
$ 499,411	$ 2,453,857	$ 2,808,385	$ 330,093	$ 596,036	$ 7,948,264
$ (106,524)	$ 1,419,535	$ 1,204,532	$ (90,031)	$ 232,256	$ 3,123,399
$ 244,462	$ 354,279	$ 505,657	$ 263,336	$ 89,783	$ 1,858,678
$ -	$ 37,355	$ (298,782)	$ 58,414	$ 205,859	$ 17,662
$ -	$ -	$ (26,965)	$ -	$ -	$ (26,965)
$ 145	$ 745,591	$ 651,655	$ 97,182	$ 972,330	$ 2,466,903
$ 7,756,664	$ 12,253,588	$ 19,690,926	$ 7,374,193	$ 8,099,597	$ 64,588,842
$ 4,361,719	$ 5,379,935	$ 13,956,156	$ 5,548,267	$ 4,236,769	$ 39,916,827
$ 5,503,643	$ 14,532,418	$ 15,715,079	$ 3,394,423	$ 2,093,411	$ 51,950,088
$ 491,739	$ 2,636,477	$ 2,589,350	$ 380,514	$ 380,136	$ 8,097,526
$ 58,674	$ 1,555,808	$ 1,549,413	$ (260,669)	$ 48,197	$ 3,112,157
$ 281,575	$ 332,903	$ 516,986	$ 304,711	$ 122,459	$ 1,980,253
$ -	$ 30,170	$ (268,162)	$ 36,349	$ 192,569	$ (37,655)
$ -	$ -	$ (107,122)	$ -	$ -	$ (107,122)
$ -	$ 548,647	$ 757,912	$ 113,848	$ 985,013	$ 2,405,420
$ 8,719,400	$ 13,000,004	$ 19,886,515	$ 8,185,510	$ 9,022,244	$ 88,554,289
$ 4,638,872	$ 5,971,532	$ 14,074,783	$ 5,984,806	$ 5,251,019	$ 54,539,609

24 Subsequent event:

On January 25, 2002, Carso and its subsidiary Frisco, Grupo Financiero Inbursa, S.A de C.V. and its subsidiary SINCA Inbursa, S.A de C.V., Sociedad de Inversión de Capitales and Grupo México, S.A de C.V., through its subsidiary Infraestructura y Transporte México, S.A de C.V. (ITM) entered into a joint venture agreement to transfer 100% of the shares of Ferrosur to ITM subscribing shares representing 20% of the capital stock of ITM. Derived from this joint venture, ITM will own 100% of Ferrosur, which is the concessionaire of the railroad public transportation service in southeastern routes, and 74% of Grupo Ferroviario Mexicano, S.A de C.V., which is the controlling company of 100% of Ferrocarril Mexicano, S.A de C.V. (Ferromex), which in turn, is the concessionaire of the North-pacific, Nacozari and Ojinaga, Topolobampo routes. The execution of the final agreements and other documents required for the implementation of this joint venture are subject to the granting of approvals required from the governmental authorities.

Graphic Design: Arquitectura y Comunicación Gráfica, S.A. de C.V. • Print: Tecnographics S.A. de C.V. 5680 2816

Grupo Carso, S.A. de C.V.
Miguel de Cervantes Saavedra 255
Col. Ampliación Granada
México, D.F. 11520

COTIZA EN BOLSA MEXICANA DE VALORES

ADR Information

Symbol: GPOVY
Ratio: 2 shares: 1 ADR
CUSIP Number : 400485207
Exchange: OTC
Depositary Bank: Citibank, NA.